Registration No. 333-86082
Filed Pursuant to Rule 424(b)(3)

[SOUTHERN COMMUNITY BANCSHARES, INC. LETTERHEAD]

December 26, 2002

Dear Subscriber:

I am pleased to announce that the offering of common stock of Southern Community Bancshares, Inc. has gone exceedingly well. To date we have completed the sale of 583,584 shares of common stock for $7,294,800. Due to the holidays and some delay in processing last minute subscriptions, we are extending our offering deadline from December 31, 2002 to January 31, 2003 although we may, at our discretion, close the offering prior to this extended deadline. We are encouraged by the support our community has shown and are pleased to extend this offering to allow time for these final subscriptions to conclude.

Again, thank you for your support of Southern Community Bancshares, Inc. Please call (770) 461-4365 anytime I can be of service.

Very truly yours,

/s/ Gary D. McGaha

Gary D. McGaha
President